MK

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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14030169

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 24 2014
Washington DC
404

SEC FILE NUMBER
8- 52889

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PCBB Capital Markets, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1676 N. California Blvd., Suite 300
(No. and Street)

Walnut Creek	CA	94596
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mike Dohren (415) 399-1900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey LLP
(Name – *if individual, state last, first, middle name*)

55 Hawthorne St., Suite 500	San Francisco	CA	94105
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

DD 3/14/14

OATH OR AFFIRMATION

I, Steve Brown, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PCBB Capital Markets, LLC, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President, CEO

Title

Notary Public

Leah N Watts



LEAH NEBRE WATTS
Commission # 1976002
Notary Public - California
San Francisco County
My Comm. Expires May 20, 2016

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PCBB Capital Markets, LLC

Financial Report
December 31, 2013

Contents

Independent Auditor's Report	1-2
Financial Statements	
Statement of financial condition	3
Statement of income	4
Statement of changes in member's equity	5
Statement of cash flows	6
Notes to financial statements	7-12
Supplemental Schedules	
Schedule 1 - Computation of net capital pursuant to SEC Rule 15c3-1	13
Schedule 2 - Computation of reserve requirements pursuant to SEC Rule 15c3-3	13
Schedule 3 - Information relating to the possession or control requirements under Rule 15c3-3	13
Independent Auditor's Report on Internal Control	14-15

McGladrey LLP



Independent Auditor's Report

To the Member
PCBB Capital Markets, LLC
Walnut Creek, California

Report on the Financial Statements

We have audited the accompanying statement of financial condition of **PCBB Capital Markets, LLC** (the Company) as of December 31, 2013, and the related statements of income, changes in member's equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **PCBB Capital Markets, LLC** as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

(Continued)

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules 1, 2, and 3 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules 1, 2, and 3 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules 1, 2, and 3 is fairly stated in all material respects in relation to the financial statements as a whole.

McGladrey LLP

San Francisco, California
February 15, 2014

PCBB Capital Markets, LLC

Statement of Financial Condition
December 31, 2013

Assets		
Cash and Due from Banks	$	485,824
Deposits with Clearing Organization		4,485,767
Cash and Cash Equivalents		4,971,591
Accounts Receivable		
Customers		298,180
Related parties		26,425
Broker/Dealer License		55,000
Goodwill		195,000
Capitalized Software Development Costs, net of accumulated amortization of $1,425,062		108,992
Furniture and Equipment, net of accumulated depreciation of $506,437		239,069
Other Assets		103,288
Total assets	$	5,997,545
Liabilities and Members Equity		
Liabilities		
Accounts payable	$	31,049
Accrued liabilities		2,280,802
Total Liabilities		2,311,851
Commitments and Contingencies		
Member's Equity		3,685,694
Total Liabilities and member's equity	$	5,997,545

See Notes to the Financial Statements.

PCBB Capital Markets, LLC

Statement of Income
Year Ended December 31, 2013

Revenue	
Derivative finder's fees	$ 8,663,184
Consulting fees	4,031,048
Loan brokerage fees	3,932,159
Fixed income securities	227,581
Other - transactional	108,614
Total revenue	16,962,586
Expenses	
Compensation and benefits	8,910,395
Professional services	1,234,869
Derivative transaction reimbursements	1,218,397
Marketing and travel	496,398
Facilities and overhead	280,030
Depreciation and amortization	197,917
Clearing and brokerage	134,558
Other	317,282
Total expenses	12,789,846
Net income	$ 4,172,740

See Notes to the Financial Statements.

PCBB Capital Markets, LLC

Statement of Changes in Member's Equity
Year Ended December 31, 2013

Balance at December 31, 2012	$	4,455,058
Distribution to member		(5,000,000)
Stock-based compensation expense		57,896
Net income		4,172,740
Balance at December 31, 2012	$	3,685,694

See Notes to the Financial Statements.

PCBB Capital Markets, LLC

Statement of Cash Flows
Year Ended December 31, 2013

Operating Activities		
Net income	$	4,172,740
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		197,917
Stock-based compensation expense		57,896
Changes in assets and liabilities:		
Accounts receivable		16,850
Other assets		992
Accounts payable and accrued liabilities		(93,292)
Net cash provided by operating activities		4,353,103
Investing Activities		
Capitalized software development costs		(76,123)
Purchase of furniture and equipment		(85,620)
Net cash used in investing activities		(161,743)
Financing Activities		
Distribution to member		(5,000,000)
Change in cash and cash equivalents		(808,640)
Cash and Cash Equivalents		
Beginning of year		5,780,231
End of year	$	4,971,591

See Notes to the Financial Statements.

Note 1. Operations and Summary of Significant Accounting Policies

Nature of business: PCBB Capital Markets, LLC (the Company), formerly known as Banc Investment Group, LLC, is a wholly owned subsidiary of Pacific Coast Bankers' Bancshares (the Parent Company). The Company was formed in May 2002 and commenced operations in August 2002 as a California Limited Liability Company (LLC), which is scheduled for dissolution December 31, 2050. The Company operates as a securities broker/dealer and offers a wide range of capital market products to financial institutions as a broker, including fixed income, cash equivalents, interest rate derivatives and loan brokerage services. The Company also provides consulting services to financial institutions.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all customer accounts and maintains and preserves all related books and records as it is customarily maintained by a clearing broker/dealer.

The Company is registered with and regulated by the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

Financial statement presentation: The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP). Preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities as of the date of the statement of financial condition, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

A material estimate that is particularly susceptible to significant change is the near term is related to loss contingencies related to certain derivative transactions.

Risks and uncertainties: The Company's direct exposure to credit risk is concentrated in any cash deposits in excess of applicable insurance limits. The Company reduces its exposure to this risk by maintaining cash deposits with only high-quality financial institutions.

Additionally, in the normal course of business, the Company enters into financial transactions involving the execution and settlement of transactions by third parties for the benefit of its customers. These activities may expose the Company to indirect credit risk in the event customers or third parties are unable to fulfill their contractual obligations.

Cash and cash equivalents: The Company considers all highly liquid investments, including deposits with clearing organizations, with an original remaining maturity of three months or less at the date of purchase to be cash equivalents. Cash and cash equivalents held at the clearing organization are included in cash and cash equivalents.

Accounts receivable and allowance for uncollectible accounts: Accounts receivable represent amounts due from customers arising from billings under standard terms. The Company estimates an allowance for uncollectible receivables based on a combination of prospective losses on specific accounts and a reserve for all outstanding accounts. At December 31, 2013, no allowance for uncollectible accounts was deemed unnecessary.

Note 1. Operations and Summary of Significant Accounting Policies (Continued)

Software development costs: The Company capitalizes certain direct development costs associated with internally used software, including external direct costs of material and services and payroll and related benefit costs for employees devoting time to the software projects. Such costs are amortized over an estimated useful life of three years. The amount capitalized for internally used software during the year ended December 31, 2013, was $76,123. Amortization expense for these costs during the year ended December 31, 2013, was $122,291.

Furniture and equipment: Furniture and equipment are stated at cost and depreciated using the straight-line method over their estimated useful lives, ranging from three to seven years. Leasehold improvements are amortized over the shorter of the lease term or the improvements estimated useful lives. Repairs and maintenance are charged to expense as incurred.

Impairment of long-lived assets: The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. Determination of recoverability is based on the lowest level of identifiable estimated undiscounted cash flows resulting from use of the asset and its eventual disposition. Measurement of any impairment loss is based on the excess of the carrying value of the asset over its fair value.

Intangible assets: Intangible assets determined to have indefinite useful lives are not amortized until their useful lives are determined to be no longer indefinite. If an intangible asset that is not subject to amortization is subsequently determined to have a finite life, the asset will be subject to impairment testing and amortized prospectively over its estimated remaining useful life. It has been determined that the broker/dealer license has an indefinite useful life. The intangible assets are tested annually for impairment and whenever events or circumstances indicate that intangible assets might be impaired. Any such impairment will be recognized as an expense, immediately. Based on its most recent analysis, the Company believes no impairment of intangible assets exists as of December 31, 2013.

Revenue recognition: Securities transactions and the related revenue and expenses are recorded on a trade-date basis. Settlement generally occurs three business days after trade date for municipal securities and one business day after trade date for U.S. government securities. Loan brokerage, certificate of deposit brokerage and derivative finder's fees are recognized when the transaction is consummated. Derivative finder's fees and loan brokerage revenue are earned on transactions entered into with an affiliated company, Pacific Coast Bankers' Bank. Consulting revenue is recognized as services are provided. Federal funds program revenue is recorded based on contractual fees earned, including daily transaction fees. Most other types of revenue are recognized as earned when the service is provided or product delivered.

Loss contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be estimated.

The Company has established a loss contingency for potential exposure on derivative transactions. Certain derivative transactions may result in a loss to the Company due to a voluntary or involuntary termination of the transactions. As of December 31, 2013, the amount of this loss contingency was approximately $180,000. The aggregate potential exposure due to voluntary or involuntary termination of all of these transactions is approximately $1,167,000 at December 31, 2013. In connection with estimating the accrual for this contingency, management evaluated interest rates on executed contracts relative to current market rates, potential default rates, and potential prepayments. Based on their evaluation, management believes the related accrual as of December 31, 2013, represents their best estimate of the possible losses. However, this estimate is subject to change in the near term based on the actual level of voluntary and involuntary termination of certain derivative transactions.

Note 1. Operations and Summary of Significant Accounting Policies (Continued)

Stock-based compensation: The Parent Company offers equity compensation in the form of stock options and restricted stock grants to employees and directors of the Company. Compensation cost is recognized for stock options and restricted stock awards issued to employees and directors. Compensation cost is measured as the fair value of these awards on their date of grant. A Black-Scholes model is utilized to estimate the fair value of stock options, while the market price of the Parent Company's common stock at the date of grant is used to estimate the fair value of restricted stock awards. Compensation cost is recognized over the required service period, generally defined as the vesting period for stock option awards and as the restriction period for restricted stock awards.

The Parent Company's stock compensation plans are described more fully in Note 8.

Income taxes: The Company is an LLC and has elected to be a disregarded entity for federal income tax purposes. Therefore, the Company is not subject to federal or state income taxes at the Company level but as part of a consolidated income tax return. The Company's income and losses are distributed to its member in accordance with applicable sections of the Internal Revenue Code and the LLC Operating Agreement.

Review of open tax positions as of December 31, 2013 (current and prior three tax years), does not reveal requirements for provision in the Company's financial statements. The Company intends to continue to make cash distributions to its member, as needed. Accordingly, tax liabilities are the member's responsibility except for the minimum state tax requirement and limited liability company fees.

Recent accounting pronouncement: ASU 2011-11, *Balance Sheet (Topic 210) – Disclosures about Offsetting Assets and Liabilities.* ASU 2011-11 amends Topic 210, *Balance Sheet*, to require an entity to disclose both gross and net information about financial instruments, such as sales and repurchase agreements and reverse sale and repurchase agreements and securities borrowing/lending arrangements, and derivative instruments that are eligible for offset in the statement of financial position and/or subject to a master netting arrangement or similar agreement. ASU No. 2013-01, *Balance Sheet (Topic 210) – Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities*, clarifies that ordinary trade receivables are not within the scope of ASU 2011-11. ASU 2011-11, as amended by ASU 2013-01, became effective for the Company January 1, 2013, and did not have a significant impact on the Company's financial statements.

Note 2. Transactions with Clearing Organization

The Company has an agreement with JP Morgan, whereby the latter clears all security transactions, carries all customers' accounts and performs certain other services. The agreement is cancellable upon 30 days' written notice by either party. As a part of this agreement, the Company is required to maintain deposits with the clearing organization. The amount of such balances for the year ended December 31, 2013, was $300,000. Total funds with the clearing organization at December 31, 2013, consist of cash balance of $4,485,767.

Note 3. Commitments and Contingencies

The Company leases its facilities under noncancellable operating leases expiring through 2014. Minimum rental commitment under these leases is as follows:

Year Ending December 31,	
2014	$ 7,200

The Company also rents office space in Walnut Creek and Irvine from its Parent Company on a month-to-month basis, with monthly rental payments totaling $8,770 per month.

Total rent expense during the year ended December 31, 2013, totaled $189,353.

Note 4. Employee Benefit Plans

The Parent Company offers a 401(k) defined contribution plan to employees who have successfully completed 90 days of service. The plan is a nonmatching, self-directed plan to defer compensation, as provided in Section 401(k) of the Internal Revenue Code. Eligible and participating employees may contribute up to the annual limit of their compensation as set forth by the Internal Revenue Service.

The Parent Company offers a profit sharing plan to its employees, who are eligible to participate after working 1,000 hours. Contributions vest equally over a 4-year period. The Company made a contribution in the amount of $48,000 for the year ended December 31, 2013.

Note 5. Employee Stock Ownership Plan

The Parent Company sponsors an Employee Stock Ownership Plan (ESOP) with an effective date of January 1, 2008. The purpose of the plan is to enable full-time employees who are at least 21 years of age and have been credited with 1,000 hours or more of service in the plan year to acquire stock ownership in the Parent Company. Contributions to the plan are at the discretion of the board of directors. For the year ended December 31, 2013, no contributions were made to the plan and no compensation expense was recognized related to the plan.

In the event a terminated plan participant desires to sell his or her shares of the Parent Company's stock, or for certain employees who elect to diversify their account balances, the Parent Company may be required to purchase the shares from the participant at their fair market value at the time of purchase. Shares of the Parent Company's common stock purchased by the ESOP are held by the plan until released to participants. During the year ended December 31, 2013, no shares of the Parent Company's common stock were acquired under the ESOP. At December 31, 2013, the plan held 6,683 shares of the Parent Company's stock and $82,462 in cash. As of December 31, 2013, no shares have been allocated to participants. The fair value of the shares held by the ESOP is $274,003 at December 31, 2013. The Parent Company plans to eliminate the ESOP in 2014.

Note 6. Related-Party Transactions

The Company contracts services and reimburses affiliated companies. Such services include computer network support and operating cost reimbursements for facilities, accounting, marketing and administrative services. Expenses recognized for services and reimbursements to affiliated companies for 2013 totaled $1,939,385.

The Company also executes transactions on behalf of affiliates acting in a broker capacity and provides consulting services to affiliated companies. Revenue for services performed for related parties during 2013 totaled $8,667,722.

The Company had $302,304 on deposit with an affiliated bank at December 31, 2013.

Related-party transactions settle in the normal course of business.

Note 7. Employment Agreements

The Parent Company has employment agreements with key executives, which provide for incentive compensation and severance provisions that include compensation and noncompetition agreements. The employment agreements provide that employment is at-will and, therefore, may be terminated by either party.

Note 8. Stock Compensation Plans

Under the Parent Company's 2005 stock option plan, 200,000 shares of its common stock are authorized for distribution to certain key employees. The exercise price of each option equals the fair market value of the Parent Company's stock on the date of grant, and an option's maximum term is 10 years. Options granted vest over a 3- to 4-year period. During 2008, the 2005 stock option plan was replaced with the Parent Company's 2008 Equity Plan. No additional grants will be made under the 2005 plan.

In August 2008, the Parent Company adopted the 2008 Equity Plan (the Plan). The Plan authorizes the grant of equity awards as long as the number of shares of common stock granted under the Plan added to the number of options granted under the 2005 stock option plan does not exceed 276,860 shares. The Plan became effective August 31, 2008, and will terminate 10 years after its effective date.

The Parent Company has 242,530 options/shares remaining to grant at December 31, 2013.

There were no equity grants to the Company's employees in 2013.

A summary of the status of the Parent Company's stock option grants to Company employees for the year ended December 31, 2013, is presented below:

	Shares	Weighted-Average Exercise Price	Aggregate Intrinsic Value
Outstanding at December 31, 2012	500	$ 43	$ --
Exercised	--	--	--
Forfeited	--	--	--
Outstanding at December 31, 2013	500	$ 43	$ --
Vested and exercisable at December 31, 2013	500	$ 43	$ --

The remaining contractual life of options outstanding is 1.7 years.

The restricted stock grants are valued at fair market value at date of grant. The restricted stock grants vest on the anniversary of the grant date over a period of four to five years and expense is recognized using the straight-line method in the accompanying financial statements.

Note 8. Stock Compensation Plans (Continued)

The following summarizes the activity under the Parent Company's equity plan for restricted stock issued to the Company's employees for the year ended December 31, 2013:

	Shares	Weighted-Average Fair Value at Grant
Nonvested, restricted stock grants at December 31, 2012	2,055	$ 45.27
Granted	- -	- -
Vested	2,055	45.27
Forfeited	- -	- -
Nonvested, restricted stock grants at December 31, 2013	- -	$ - -

Total stock-based compensation expense recognized for the year ended December 31, 2013, totaled $57,896. No tax benefit was realized. No future compensation expense will be incurred as all grants have vested.

Note 9. Management Incentive Compensation Plan

In 2012, the Parent Company approved a management incentive plan to reward executive management for productivity, performance, and implementing the business plan of the Company. Members of executive management are eligible to participate in the plan. The plan provides executive management with both current and deferred cash incentives that are paid over three years. A portion of the incentive compensation expense related to the plan is allocated to the Company. For 2013, the expense recognized by the Company was $478,000. Approximately $621,000 was accrued at December 31, 2013, for the management incentive plan. The incentive compensation is also subject to a "clawback" provision. The plan is effective for the years 2012 through 2014.

Note 10. Net Capital Requirements

The Company is a broker/dealer, subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, and also requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2013, the Company had net capital of $2,659,740 which was $2,505,617 in excess of its required net capital of $154,123. The Company's aggregate indebtedness to net capital ratio was 0.87 to 1 at December 31, 2013.

Note 11. Subsequent Events

The Company has evaluated subsequent events for potential recognition or disclosure through the date these financial statements were issued.

The board of directors approved a capital distribution of $1,000,000 to the Parent Company, which was paid on January 30, 2014.

PCBB Capital Markets, LLC

December 31, 2013
Schedule 1 - Computation of Net Capital Pursuant to SEC Rule 15c3-1

Computation of Net Capital	$	3,685,694
Member's equity		
Deductions:		
Accounts receivable		324,605
Intangible assets		250,000
Software development costs		108,992
Furniture and equipment		239,069
Other assets		103,288
Net capital	$	2,659,740
Computation of Net Capital		
Aggregate indebtedness	$	2,311,851
Computation of Basic Net Capital Requirement		
Minimum net capital required (minimum of $5,000 or 6 2/3 percent of aggregate indebtedness)	$	154,123
Ratio of Aggregate Indebtedness to Net Capital		0.87 to 1

The computation of net capital pursuant to SEC Rule 15c3-1 as of December 31, 2013, computed by the Company on its Form X-17A-5, Part IIA, as filed with the FINRA, does not differ materially from the above computation, which is based on audited financial statements.

Schedule 2 - Computation of Reserve Requirements Pursuant to SEC Rule 15c3-3

The Company is exempt from Rule 15c3-3, under Section (k)(2)(ii), in that it does not trade or carry customer accounts and does not hold customer funds.

Schedule 3 - Information Relating to the Possession or Control Requirements Under Rule 15c3-3

The Company is exempt from Rule 15c3-3, under Section (k)(2)(ii), in that it does not trade or carry customer accounts and does not hold customer funds.



Independent Auditor's Report on Internal Control

To the Member
PCBB Capital Markets, LLC
Walnut Creek, California

In planning and performing our audit of the financial statements of **PCBB Capital Markets, LLC** (the Company), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

(Continued)

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of board of directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey LLP

San Francisco, California
February 15, 2014

McGladrey

McGladrey LLP

INDEPENDENT ACCOUNTANT'S REPORT

To the Audit Committee
Pacific Coast Bankers' Bancshares
1676 N. California Blvd, Suite 300
Walnut Creek, CA 94596

Attention: Audit Committee

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by PCBB Capital Markets, LLC (the Company), the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and these other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries, noting no differences.
2. Compared the amounts reported on the audited Form X-17A-5 Part III for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.
4. Proved the mathematical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey LLP

San Francisco, California
February 15, 2014

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended December 31, 20 13
(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

052889 FINRA DEC
PCBB CAPITAL MARKETS LLC 19*20
1676 N CALIFORNIA BLVD STE 300
WALNUT CREEK CA 94596-4185

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Mike Dohren (415) 399-1900

2. A. General Assessment (item 2e from page 2) $569

B. Less payment made with SIPC-6 filed (exclude interest) (277)
7/29/2013
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 292

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $292

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $292

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

PCBB Capital Markets, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 16th day of January, 2014.

EVP, CFO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ ________ ________
Postmarked Received Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1, 20 13
and ending 12/31, 20 13
Eliminate cents

Item No.

Item	Amount
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 16,962,586
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	16,735,005
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	16,735,005
2d. SIPC Net Operating Revenues	$ 227,581
2e. General Assessment @ .0025	$ 569

(to page 1, line 2.A.)